Exhibit (a)(5)(C)

PAVMED INITIATES OFFER TO EXCHANGE OUTSTANDING WARRANTS

Warrant Exchange Offer to Extend Until March 19, 2018

New Warrants to be Identical to Those Issuable in Recently Announced Rights Offering

NEW YORK (February 21, 2018) – PAVmed Inc. (Nasdaq: PAVM, PAVMW) (the “Company”), a highly differentiated, multiproduct medical device company, today announced the filing of a warrant exchange offer (the “Warrant Offer”) with the U.S. Securities and Exchange Commission (the “SEC”) providing holders of the Company’s outstanding Series W Warrants (Nasdaq: PAVMW, the “W Warrant”) the right to exchange every two W Warrants for one Series Z Warrant (the “Z Warrant”).

The Warrant Offer begins today and will extend to 11:59 p.m., Eastern Time, on March 19, 2018, subject to extension at the Company’s sole discretion. The Warrant Offer will be available to all holders of the Company’s outstanding W Warrants. Holders of W Warrants may tender all, some, or none of their Warrants. Any W Warrants not tendered shall remain outstanding and unmodified. There will be no cash or other consideration required to participate in the Warrant Offer. The Warrant Offer is not conditioned on any minimum number of W Warrants being tendered but is subject to certain customary conditions.

Each of the Company’s outstanding W Warrants is currently exercisable for one share of Common Stock (the “Common Stock”) at an exercise price of $5.00 per share until January 29, 2022. All W Warrants are currently redeemable at the Company’s discretion if the Common Stock trades at or above $10.00 per share, subject to certain other conditions.

Each Z Warrant will be exercisable for one share of Common Stock at an exercise price of $3.00 per share until April 30, 2024. After April 30, 2019, the Z Warrants will become redeemable at the Company’s discretion if the Common Stock trades at or above $9.00 per share, subject to certain other conditions. The Company intends to apply to have the Z Warrants listed to trade on Nasdaq.

As compared to the W Warrants, the Z Warrants provide holders a lower exercise price, a more than two-year longer term and over one year of hard call protection

The Z Warrants are identical to the warrants issuable pursuant to the Company’s recently announced rights offering, which will commence upon effectiveness of the applicable registration statement previously filed with the Securities and Exchange Commission.

The Warrant Offer is designed to provide existing warrant holders enhanced value and streamline the Company’s capital structure. If all W Warrants are exchanged, the Company’s fully diluted shares of Common Stock will be reduced by 5,266,750.

Neither the Company nor its board of directors or officers makes any recommendations to W Warrant holders as to whether to tender or refrain from tendering their W Warrants in the Warrant Offer. Each W Warrant holder must make his, her or its own decision as to whether to tender some or all of his, her or its W Warrants in the Warrant Offer.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Additional Information

The discussion of the Warrant Offer and the proposed Rights Offering contained in this press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell securities.

The Warrant Offer is being made only pursuant to a written offer to exchange and other related materials that are being mailed to all holders of the Company’s W Warrants. Holders of the Company’s outstanding W Warrants should read those materials and the documents incorporated therein by reference, carefully, because they will contain important information, including the various terms and conditions of the Warrant Offer. The Company has filed a Tender Offer Statement on Schedule TO-I (the “Tender Offer Statement”) with the SEC. The Tender Offer Statement, which includes the offer to exchange and other related materials, will also be available to warrant holders at no charge on the SEC’s website at www.sec.gov or from the Company at 60 E. 42nd Street, Suite 4600, New York, New York 10165, Telephone: (212) 949-4319.

About PAVmed

PAVmed Inc. is a highly differentiated, multiproduct medical device company employing a unique business model designed to advance products from concept to commercialization much more rapidly and with significantly less capital than the typical medical device company. This proprietary model enables PAVmed to pursue an expanding pipeline strategy with a view to enhancing and accelerating value creation. PAVmed’s diversified pipeline of products address unmet clinical needs, have attractive regulatory pathways and market opportunities and encompass a broad spectrum of clinical areas including carpal tunnel syndrome (CarpX™), interventional radiology (PortIO™ and NextCath™), pediatric ear infections (DisappEAR™) medical infusions (NextFlo™ and NextCath™), and tissue ablation and cardiovascular intervention (Caldus™). The Company intends to further expand its pipeline through engagements with clinician innovators and leading academic medical centers. For further information, please visit www.pavmed.com.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Risks and uncertainties that may cause such differences include, among other things, the Company’s ability to complete the Warrant Offer; volatility in the price of the Company’s common stock; the uncertainties inherent in research and development, including the cost and time required advance our products to regulatory submission; whether regulatory authorities will be satisfied with the design of and results from our preclinical studies; whether and when our products are cleared by regulatory authorities; market acceptance of our products once cleared and commercialized; our ability to raise additional funding and other competitive developments. PAVmed has not yet received clearance from the FDA or other regulatory body to market any of its products. New risks and uncertainties may arise from time to time and are difficult to predict. All of these factors are difficult or impossible to predict accurately and many of them are beyond our control. For a further list and description of these and other important risks and uncertainties that may affect our future operations, see Part I, Item IA, “Risk Factors,” in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, as the same may be updated in Part II, Item 1A, “Risk Factors” in any Quarterly Reports on Form 10-Q filed by us after our most recent Annual Report. We disclaim any intention or obligation to publicly update or revise any forward-looking statement to reflect any change in our expectations or in events, conditions, or circumstances on which those expectations may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements.

Contacts:
Investors
LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com

Media
PAVmed Inc.
(212) 949-4319
info@pavmed.com

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